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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. ____)*

                           Sensys Technologies Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  81726S101
                                (CUSIP Number)

                                 June 9, 1998
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-(c)

[x]  Rule 13d-1-(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------------------------------------------------------------

                             CUSIP No. 81726S101
------------------------------------------------------------------------------




(1)   Name of Reporting Person      Rockwell Holdings, Inc.
      IRS Identification No. of Above Person    23-2886061

(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]

                                                           (b) [ ]

(3)   SEC USE ONLY

(4)   Citizenship or Place of Organization            Rockwell Holdings, Inc.
      is a Delaware corporation

Number of shares beneficially owned by each reporting
person with:
      (5)   Sole Voting Power       900,394

      (6)   Shared Voting Power   -0-

      (7)   Sole Dispositive Power  900,394

      (8)   Shared Dispositive Power  -0-


(9)   Aggregate Amount Beneficially Owned by each Reporting Person    900,394

(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

(11)  Percent of Class Represented by Amount in Row (9) 22.7 %

(12)  Type of Reporting Person      CO




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Item 1(a). Name of Issuer.   Sensys Technologies Inc.

Item 1(b). Address of Issuer's Principal Executive Offices. 8419 Terminal Road, Newington, Virginia 22122-1430

Item 2(a). Names of Persons Filing.  Rockwell Holdings, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence.   960
Penn Avenue, Pittsburgh, Pennsylvania  15222-3820.

Item 2(c). Citizenship.       Rockwell Holdings, Inc. is incorporated in the
State of Delaware.

Item 2(d). Title of Class of Securities.  Common Stock

Item 2(e). CUSIP Number.      81726S101

Item 3. Type of Reporting Person. CO

Item 4. Ownership.
      (a) Amount beneficially owned:   900,394 shares
      (b) Percent of class:      22.7%
      (c) Number of shares as to which the person has:
          (i)  Sole power to vote or direct the vote:     900,394
          (ii)  Shared power to vote or direct the vote:   -0-
          (iii) Sole power to dispose or to direct the disposition of: 900,394
          (iv) Shared power to dispose or to direct the disposition of:  -0-


Item 5. Ownership of Five Percent or Less of a Class.       Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Rockwell Holdings, Inc. is the record owner of the shares set forth in Item 4, above. S. Kent Rockwell, Chief Executive Officer and Vice Chairman of the Board of Directors of the issuer, is the sole shareholder of Rockwell Holdings, Inc.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.   Not applicable.

Item 10. Certification.       Not applicable.




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Signature.  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 10, 1999


                                       /s/ S. Kent Rockwell, President
                                       -------------------------------
                                              S. Kent Rockwell
                                              President
                                              Rockwell Holdings, Inc.